UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

STEALTHGAS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y81669106
(CUSIP Number)

Daniel R. Tisch c/o TowerView LLC 499 Park Avenue New York, New York 10022 (212) 935-6655
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

SCHEDULE 13D

CUSIP No. Y81669106	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
TowerView LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,702,500

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
2,702,500

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,702,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 *Based on 36,741,373 shares of the Issuer’s common stock outstanding as of August 19,2024, as reported by the Issuer in its Form 6-K filed with the SEC on August 30,2024.

CUSIP No. Y81669106	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS
Daniel R. Tisch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,702,500

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
2,702,500

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,702,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

 *Based on 36,741,373 shares of the Issuer’s common stock outstanding as of August 19,2024, as reported by the Issuer in its Form 6-K filed with the SEC on August 30,2024.

Item 1.	Security and Issuer.

This Amendment No. 2 amends and supplements the Schedule 13D/A filed on May 25, 2023 by the Undersigned, relating to the common stock, par value $.01 per share (the “Common Stock”), of Stealthgas, Inc., a Marshall Islands Corporation (the “Company”).

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price (inclusive of commissions) of the shares of Common Stock beneficially owned by TowerView as of the date hereof is $10,359,798.  All shares of Common Stock reported herein were purchased with TowerView’s working capital in open market transactions through brokers.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) – (c) are hereby amended as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Daniel R. Tisch (“DRT”) is the Managing Member of TowerView.  DRT exercises sole voting and investment power over the shares of Common Stock held by TowerView.

(c) TowerView effected trades of Common Stock in the open market during the 60 days preceding the filing of this statement as follows:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10-Oct-24	5,090	$6.71
11-Oct-24	12,410	$6.64
14-Oct-24	5,000	$6.57
15-Oct-24	27,500	$6.44
16-Oct-24	184	$6.32
22-Oct-24	4,816	$6.30
23-Oct-24	30,000	$6.16
24-Oct-24	10,000	$6.00
29-Oct-24	12,500	$5.91
30-Oct-24	10,388	$5.82
31-Oct-24	7,112	$5.75
1-Nov-24	7,500	$5.69
4-Nov-24	7,500	$5.63
25-Nov-24	5,000	$5.83
26-Nov-24	30,000	$5.62
27-Nov-24	7,503	$5.44
2-Dec-24	1,586	$5.41
3-Dec-24	911	$5.41
4-Dec-24	32,500	$5.30
5-Dec-24	7,500	$5.19
6-Dec-24	20,000	$5.10

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 2:	Joint Filing Agreement, dated as of December 6, 2022 *

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2024

TowerView LLC

	By	/s/ Daniel R. Tisch
Daniel R. Tisch
Managing Member

* As Previously Filed